UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CELESTICA INC.

(Name of Subject Corporation (issuer))

Celestica Inc. (Issuer)

(Name of Filing Persons (identify status as offeror, issuer or other person))

Subordinate Voting Shares
(Title of Class of Securities)

15101Q108
(CUSIP Number of Class of Securities)

Celestica Inc.

Elizabeth L. DelBianco
Attention: Executive Vice President, Chief Legal and Administrative Officer
844 Don Mills Road

Toronto, Ontario, Canada M3C 1V7

(416) 448-2211
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Joel I. Greenberg, Esq.
Kaye Scholer LLP
250 West 55th Street
New York, NY  10019-9710
(212) 836-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*                       This filing relates solely to preliminary communications made before the commencement of a tender offer, so no fee is payable.

☐                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒                Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                  third-party tender offer subject to Rule 14d-1.

☒                issuer tender offer subject to Rule 13e-4.

☐                  going-private transaction subject to Rule 13e-3.

☐                  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                           Rule 13e-4(i) (Cross Border Issuer Tender Offer)

☐                           Rule 14d-1(d) (Cross Border-third-Party Tender Offer)

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated April 21, 2015

2